John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

September 16, 2015

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. O’Connor:

On June 8, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 123 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 124 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of revising the REMS International Real Estate Value-Opportunity Fund’s (the “Fund”), a series portfolio of the Trust, investment objective and strategies and adding certain risk disclosure including “focus risk” and “currency hedging risk.”

You recently provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Investment Objective

1.	Comment: In this section, please explain what it means for “securities” to be located outside the US.

Response: The Trust has revised the disclosure to address your comment.

2.	Comment: In this section, please explain what is meant by: “publicly traded companies whose asset base is primarily real estate.”

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
September 16, 2015

Response:      The Adviser has indicated that this phrase means companies that are principally engaged in the real estate industry. The Trust has determined to make this clarification in the disclosure of the Fund’s principal investment strategies.

Fund Summary – Fees and Expenses

3.
Comment:      Please confirm to the Commission staff (the “Staff”) that REIT fees are included in the “other expenses” line item of the fee table. Please also disclose in the risk summary that investors will incur two levels of fund expenses when the Fund invests in REITs.

Response:      The Trust confirms that REIT fees, when applicable, are included in the “other expenses” line item of the fee table. Additionally, under the section entitled “REIT Risks,” the Trust discloses that “the Fund will indirectly bear its proportionate share of expenses incurred by REITS in which the Fund invests in addition to the expenses incurred directly by the Fund.”

Fund Summary – Principal Investment Strategies

4.	Comment: In the second paragraph in this section, state that the Fund will be investing in common stock or otherwise disclose the kinds of “equity securities” in which the Fund will invest.

Response: The Trust has revised the disclosure as you have requested.

5.	Comment: In the second paragraph of this section, please define what is meant by a “real estate-related investment.”

Response: The Trust has removed the term real estate-related investment.

6.	Comment: In the third sentence of the second paragraph in this section, please change the term “related” to “comparable.”

Response: The Trust has revised the disclosure as you have requested.

7.	Comment: Please delete the fifth sentence and the ninth sentence of the third paragraph of this section.

Response: The Trust has deleted the disclosure as you have requested.

8.	Comment: Please clarify that the Fund will only invest in equity REITs and not in mortgage REITs.

Response: The Fund may invest in both equity and mortgage REITs and has clarified that in this section.

9.
Comment:      In the third paragraph of this section, please disclose that, to the extent the Fund invests in REITs and real estate partnerships, the Fund’s distributions may be taxable as ordinary income to investors because most REIT and real estate partnership distributions come from mortgage interest and rents. For this reason the Fund’s distributions may be taxed at the 35% ordinary income rate, rather than qualifying for the 20% / 15% rates on qualified dividends. Please disclose that for this reason, an investment in the Fund may be better suited for tax-deferred accounts.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
September 16, 2015

Response:      The Trust has revised the disclosure as you have requested. The Trust has not added the disclosure with regard to investments of tax-deferred accounts as it believes the prior disclosure on tax rates is sufficient to explain to an investor the tax issues relating to investments in REITS.

10.	Comment: In the fourth paragraph, please clarify the meaning of “located.”

Response: The Trust has revised the language to clarify the meaning of “located” by changing the term to “domiciled.”

11.
Comment:      In the fourth paragraph please advise if the Fund could invest in, for example, a French REIT-like product that itself invests in US and Canadian real estate companies? Consider revising the disclosure to be clearer on whether it means foreign securities, foreign real estate or something else.

Response: The Trust has revised the disclosure to address your comment.

12.
Comment:      In the fourth paragraph, please explain the meaning of  “securities of emerging market countries.” Should this refer to securities of real estate companies located in emerging market countries?

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: Please revise the fifth paragraph to be in plain English, in particular, the parenthetical language.

Response: The Trust has revised the disclosure as you have requested.

14.	Comment: Define “REIT-like structures” more clearly.

Response: The Adviser has removed the term “REIT-like structures.”

15.	Comment: In the fifth paragraph, please explain what is meant by “The Fund will hold a small number of long positions.” Does this mean that the Fund is not diversified? Please clarify.

Response: The Trust has revised the disclosure; however, it notes that the Fund is non-diversified and the risk of non-diversification is included in the summary risk section.

16.
Comment:      Regarding the sixth paragraph, please clarify that the Fund may only borrow from banks. Additionally, clarify in the seventh paragraph that the Fund’s use of short positions is also a form of leveraging.

Response: The Trust has revised the disclosure as you have requested.

17.	Comment: Please confirm to the Staff that the interest expense associated with short sales of securities will be included in the “Other Expenses” line item of the fee table.

Response: The Trust confirms that interest expense associated with short sales of securities will be included in the “Other Expenses” line item of the fee table.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
September 16, 2015

18.
Comment:      With regard to the sixth paragraph in this section, the Commission and the Staff has stated that a short sale involves the creation of a senior security under Section 18(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), subject to the limitations of Section 18 of the 1940 Act. The Staff has also stated that they would not recommend enforcement action under Section 18(f) of the 1940 Act if a fund that engages in short selling maintains in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale (under Regulation T and other non-1940 Act margin rules), equals the current market value of the security sold short. Otherwise, the fund must own the shorted security or own a call option on the shorted security with a strike price no higher than the price at which the security was sold short. Explain, where appropriate, how the Fund will cover its short sales.

Response:      The Trust has added disclosure to address the concept of coverage and it has added disclosure on coverage of short sales to the Statement of Additional Information under the section entitled “Short Sales.”

Fund Summary – Principal Risks

19.	Comment: In the section titled “Foreign Investment Risk/Emerging Markets Risk,” define “emerging market.”

Response: The Trust has revised the disclosure as you have requested.

20.	Comment: In the section labeled “Short Sales Risk,” please revise the definition of leverage. See comment #16 above.

Response: The Trust has revised the disclosure in a manner that it believes is consistent with your comment.

21.	Comment: Regarding the sections labeled “Focus Risk” and “Non-Diversification Risk,” is the Fund diversified or not?

Response:      The Fund is not diversified and it believes that this fact has been disclosed. The Trust has deleted the Focus Risk, which contained the inaccurate statement on diversification. The Fund has also added a risk regarding concentration.

22.
Comment:      Regarding the section labeled “Investment Style Risk,” is this really an apt description of the Fund’s investing style and risk? The confusing description of the “value” investing strategy earlier in the summary section on investment strategies makes it sound like the Fund is investing in REITs that invest in undervalued real estate, not in REITs that are themselves undervalued.

Response: The Trust has revised the disclosure as you have requested.

23.
Comment:      Regarding the section labeled “Preferred Securities Risk,” there has been no mention of preferred stock investing previously. As commented earlier please clarify that the term “equity securities” includes both preferred and common.

Response: The Trust has revised the disclosure in the investment strategies section to address this comment.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
September 16, 2015

Additional Information About Risk

24.	Comment: Regarding the last sentence in the section labeled “Currency and Interest Rate Hedging Risk,” consider revising to note that the risk is that the hedge would be inefficient or ineffective.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary - Performance Information

25.	Comment: Please revise the statement that notes that the Fund is new and has no performance history as the Fund has been in existence since March 2014.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Tax Information

26.	Comment: Please add to the end of the sentence, “. . . in which case you will generally be taxed upon withdrawal of monies from the tax-deferred arrangement.”

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Fund Investments

27.	Comment: Please state whether the Fund will concentrate investments in terms of the definition of concentration applicable to open-end funds from Instruction 4 to Item 9(b)(1) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

28.	Comment: With regard to the 80% test, it is worded differently than the summary section disclosure. Please conform the disclosures.

Response: The Trust has revised the disclosure as you have requested.

29.
Comment:      With regard to the section labeled “Real Estate Exposed Companies and Other Securities,” are these companies counted in the 80% test? The “majority of the companies’ assets” language--is not consistent with the 50% of revenues test. From this description, you could count a tech company that owns a building in midtown Manhattan (and doesn’t generate income from it, but counts it as an asset) as a real estate exposed company.

Response:      The Adviser has advised the Trust that Real Estate Exposed Companies and Other Securities would count toward the 80% test of Rule 35d-1. We also believe that the language regarding “Majority of the companies’ assets” is completely consistent with the Fund’s disclosure regarding investments in companies invested in the real estate industry – in particular, the Fund discloses that for purposes of the Fund’s investment policies, a company principally engaged in the real estate industry is one that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of commercial or residential real estate or has at least 50% of its assets in such real estate businesses (emphasis added). With respect to your example of being able to invest in a “tech company” that owns a building in midtown Manhattan, you are correct – the Fund could invest in that type of investment under

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
September 16, 2015

our standards. We think, however, that your example is not necessarily a real world example – we believe that third parties that characterize companies as belonging to a particular industry generally characterize the companies based on their operations and not necessarily on how they hold themselves out to the world.

Additional Information About Risk

30.	Comment: The disclosure regarding “Focus Risk” and “Non-Diversification Risk” throughout the prospectus should be revised to be consistent.

Response: The Trust has revised the disclosure as you have requested.

How to Buy Shares

31.
Comment:      Regarding the section labeled “General,” please clarify this section to reflect the fact that, although the Fund always has the right to determine whether to accept or reject a purchase order, once accepted the purchase must be effected at the net asset value next determined after the request was received by the Fund.

Response: The Trust has revised the disclosure as you have requested.

How to Sell Shares

32.	Comment: After the word “Transfer Agent” in the fifth sentence in this section, please add “or authorized representative.”

Response: The Trust has revised the disclosure as you have requested.

Fair Value Pricing

33.
Comment:      Regarding the third paragraph, please review the applicable requirement of Form N-1A with respect to disclosures on valuation, including fair valuation, and confirm in your response that the Fund has complied with those requirements. Further, please confirm in your response letter that the Trust believes it is in compliance with applicable SEC and SEC staff guidance with respect to valuation, including fair valuation, and that the Board of Trustees of the Trust periodically reviews the policies and procedures of the Trust related to valuation to assess their adequacy.

Response:      The Trust has confirmed to us that it has reviewed the applicable Form N-1A requirements on disclosure of valuation, including fair valuation, and believes that it has complied with those requirements in the Fund’s registration statement. Additionally, the Trust has advised us that it believes its policies and procedures that it has in place with respect to the valuation of portfolio securities conform to applicable SEC and SEC staff guidance on valuation, including fair valuation. Further, the Trust has confirmed to us that the Board of Trustees of the Trust periodically reviews the Trust’s policies and procedures on valuation to access their adequacy.

General Information

34.	Comment: Regarding the “Small Accounts” section, will the Fund charge this small account fee if the account falls below the required minimum solely because of a market decline?

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
September 16, 2015

Response: The small account fee would not apply if an account fell below the required minimum solely due to market decline.

Statement of Additional Information

Strategies and Risks / Real Estate Investment Trusts

35.	Comment: This section discloses that the Fund concentrates its investments in the real estate industry and it is the first mention of concentration.

Response: The Trust has revised the disclosure in the prospectus to clarify that it concentrates in the real estate industry.

Strategies and Risks / Portfolio Turnover

36.	Comment: Please add “short-term” to the second sentence.

Response:      The Trust has revised the disclosure in a manner that it thinks is consistent with the intent of your comment, but it has not taken your specific suggestions – the Trust does not believe your specific suggestions are technically precise.

37.	Comment: Please add “as ordinary income” following “taxable to shareholders.”

Response:      The Trust has revised the disclosure in a manner that it thinks is consistent with the intent of your comment, but it has not taken your specific suggestions – the Trust does not believe your specific suggestions are technically precise.

Investment Restrictions / Senior Securities

38.
Comment:      With regard to fundamental restriction 2 (Senior Securities), please clarify this statement. As an open-end fund, the Fund is not permitted to issue senior securities under the 1940 Act, except as permitted by Sections 18(f)(1) and (g) of the 1940 Act. Nevertheless, the Fund is permitted to use “asset segregation” in lieu of the 300% statutory asset coverage of Section 18(f)(1) in the case of a bank borrowing, to avoid having the staff “raise the issue” of whether the security is a senior security – despite the fact the security meets the definition of a senior security under Section 18(g).

Response:      The Trust believes its articulation of the fundamental restriction is appropriate. Notwithstanding, the Trust has enhanced the disclosure related to this restriction in the section of the SAI to clarify the Commission and Staff positions that are the subject of your comment.

39.	Comment: Regarding Item 5, please state the Fund’s concentration policy. See Section 13(a)(3) of the ICA.

Response: The Fund has disclosed has that it concentrates in the prospectus. Nonetheless, the Fund has clarified that it concentrates in the real estate industry in this section.

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
September 16, 2015

Trustees and Officers of the Trust

40.	Comment: Regarding the “Interested Trustees” table, please provide dates to John Pasco’s Principal Occupations section.

Response: The Trust has revised the disclosure as you have requested.

41.	Comment: Regarding the “Non-Interested Trustees” table, please update dates of Mr. Pitts’ Principal Occupations section through 2015.

Response: The Trust has revised the disclosure as you have requested.

*	*	*

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively